UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated February 2, 2015

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into
English)

Libanon Business Park
1 Hospital Street (off Cedar
Avenue) Libanon, Westonaria,
1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye" or "the Company")

FAVOURABLE OUTCOME TO COOKE 4 SECTION 189 PROCESS

Westonaria, 2 February 2015: Sibanye Gold Limited (JSE: SGL & NYSE: SBGL) wishes to advise that the company has successfully completed the Cooke 4 Section 189 consultation process and that an agreement was reached with employees and organised labour on 12 November 2014.

This agreement followed the Section 189 consultation process, facilitated by the Commission for Conciliation, Mediation and Arbitration ("CCMA"), which began on 12 September 2014. Section 189 of the Labour Relations Act prescribes a joint consensus seeking process in an attempt to *inter alia*; reach consensus on implementing appropriate measures to minimise the number of job losses.

The agreed upon measures required to return the shaft to a sustainable profit included:
1. an alternative work cycle at Cooke 4, which was implemented on 24 November 2014;
2. a reduction of 392 employees in the Cooke 4 mining employee complement (approximately 16% of a total of 2,403 employees);
3. a reduction of 38 employees at the Ezulwini Plant (approximately 16% of a total of 238 employees);
4. rationalisation of management structures at the Cooke operations;
5. a moratorium on strike action in support of wage increases in 2015;
6. a moratorium on external recruitment for the Cooke Operations;
7. minimising the use of contractors; and
8. ongoing monitoring in order to ensure successful implementation..

The outcome of these retrenchment avoidance measures being implemented is that from a possible 1,776 employees at risk at the Cooke 4 mine, no forced retrenchments were implemented. The required reduction in the employee complement was primarily achieved through voluntary separation packages and voluntary early retirement. In order to minimise job losses, vacancies were filled at other Group operations and contractors were displaced where possible, and those positions were filled with affected employees from Cooke 4.

The alternative work cycle will result in better utilisation of the Cooke 4 asset as the mine will be worked Monday to Saturday (six days a week) every week as opposed to the existing shift 11 shift fortnight arrangement (eleven shifts over fourteen days). The net result of the implementation of the alternative work cycle will be an additional 22 working shifts per annum. Importantly, an additional 213 jobs were saved due to additional employees required to accommodate the extra shifts.   It was also agreed that operations would continue to operate over four of the statutory public holidays. The forecast net impact of implementing the alternative work cycle, is to increase profitability at Cooke 4 by approximately R40million-R50 million per annum (assuming a gold price range of between R415,000/kg and R470,000/kg).

Neal Froneman, CEO of Sibanye Gold, commenting on the outcome of the process said: "I am very pleased that we have again, with the co-operation of our employees and organised labour, managed to arrive at a mutually agreeable outcome. The measures we agreed on have been implemented at the Cooke 4 mine and I am confident that the Cooke 4 business unit is suitably positioned to achieve the required productivity and profitability levels, which will ensure operational sustainability".

ENDS

Contact

James Wellsted
SVP Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

Sponsor: J.P. Morgan Equities South Africa (Proprietary) Ltd

FORWARD LOOKING STATEMENTS
Certain statements in this document constitute "forward looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

These forward-looking statements, including, among others, those relating to Sibanye's future business prospects, revenues and income, wherever they may occur in this document and the exhibits to this document, are necessarily estimates reflecting the best judgment of the senior management of Sibanye and involve a number of known and unknown risks and uncertainties that could cause actual results, performance or achievements of the Group to differ materially from those suggested by the forward-looking statements. As a consequence, these forward looking statements should be considered in light of various important factors, including those set forth in this document. Important factors that could cause the actual results to differ materially from estimates or projections contained in the forward looking statements include without limitation: economic, business, political and social conditions in South Africa and elsewhere; changes in assumptions underlying Sibanye's estimation of its current mineral reserves and resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions as well as existing operations; the success of exploration and development activities; changes in the market price of gold and/or uranium; the occurrence of hazards associated with underground and surface gold and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in government regulations, particularly environmental regulations and new legislation affecting water, mining and mineral rights; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions and cost increases; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic factors; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance reasons; Sibanye's ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to attract sufficient historically disadvantaged South Africans representation in its management positions; failure of Sibanye's information technology and communications systems; the adequacy of Sibanye's insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye's operations; and the impact of HIV, tuberculosis and other contagious diseases. These forward looking statements speak only as of the date of this document.

The Group undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: February 2, 2015

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer